Exhibit 21

GENSYM CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Gensym International Corporation	Delaware

Gensym Holding Corporation	Delaware

Gensym Securities Corporation	Massachusetts

Gensym B.V.	The Netherlands

Gensym S.A.	France

Gensym Srl.	Italy

Gensym MENA	Tunisia

Gensym Japan Corporation	Japan